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                             November 16, 2021

       Bong Lau
       Chief Executive Officer
       Intelligent Living Application Group Inc.
       Unit 2, 5/F, Block A, Profit Industrial Building
       1-15 Kwai Fung Street, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Intelligent Living
Application Group Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed October 27,
2021
                                                            File No. 333-248684

       Dear Mr. Lau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2021 letter.

       Form F-1/A filed October 27, 2021

       Cover Page

   1. Provide a description of how cash is transferred through your organization and disclosure regarding your
intentions to distribute earnings or settle amounts owed under your agreements. State
whether any transfers, dividends, or distributions have been made to date.
       Prospectus Summary, page 1

   2. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to
distribute earnings or settle amounts owed under your operating
 Bong Lau
FirstName   LastNameBong    LauGroup Inc.
Intelligent Living Application
Comapany 16,
November    NameIntelligent
                2021         Living Application Group Inc.
November
Page  2     16, 2021 Page 2
FirstName LastName
         structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and
         U.S. investors as well as the ability to settle amounts owed. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.
3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factors, page 12

4. We note from the audit opinion and your risk factor on page 31 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection.
         Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the
         Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
5. We note your response to prior comment 6, and reissue our comment in part. Please expand your risk factor disclosure to discuss that the United States Senate passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
        You may contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                               Sincerely,
 Bong Lau
Intelligent Living Application Group Inc.
November 16, 2021
Page 3
FirstName LastNameBong Lau
                                                       Division of Corporation
Finance
Comapany NameIntelligent Living Application Group Inc.
                                                       Office of Manufacturing
November 16, 2021 Page 3
cc:       Jeffrey Li
FirstName LastName